                                              Rule 424(b)(2)

                                              Registration File No. - 333-03087




PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 14, 1996)

                                                         [WORTHINGTON IND. LOGO]
                                  $150,000,000

                          WORTHINGTON INDUSTRIES, INC.
                              6.70% NOTES DUE 2009
                               ------------------
     The 6.70% Notes due 2009 (the "Notes") will mature on December 1, 2009. Interest on the Notes is payable on June 1 and December 1 of each year, commencing June 1, 1998.

     The Notes will be redeemable, as a whole or in part, at the option of Worthington Industries, Inc. at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such Notes and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon, discounted on a semiannual basis at the Treasury Rate (as defined herein) plus 15 basis points, plus in either case, accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption."

     The Notes offered hereby will be represented by one or more Global Securities representing Book-Entry Securities and will be registered in the name of Cede & Co., the nominee of The Depository Trust Company, which will act as Depositary. Beneficial interests in Book-Entry Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Description of Debt Securities -- Registered Global Securities," Notes in certificated form will not be issued in exchange for the Global Securities. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same Day Funds Settlement System and Payment" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


===============================================================================================
                                                             UNDERWRITING
                                            PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                           PUBLIC (1)      COMMISSIONS (2)    COMPANY (1)(3)
-----------------------------------------------------------------------------------------------
Per Note                                   99.605%            .675%              98.930%
-----------------------------------------------------------------------------------------------
Total                                     $149,407,500        $1,012,500        $148,395,000
===============================================================================================

  (1) Plus accrued interest, if any, from December 12, 1997 to date of delivery.

  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (3) Before deduction of expenses payable by the Company estimated at $200,000.
                               ------------------

     The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about December 12, 1997.
                               ------------------
SALOMON SMITH BARNEY
                           MERRILL LYNCH & CO.
                                                 NATIONSBANC MONTGOMERY
December 9, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

OVERVIEW

     Worthington Industries, Inc. is a leading manufacturer of metal and plastic products that conducts its business through three segments: processed steel products, custom products and cast products. Worthington's net sales for its fiscal year ended May 31, 1997 were $1.9 billion. Worthington Industries, Inc., individually or together with its subsidiaries as the context requires, is herein referred to as "Worthington" or the "Company."

     Worthington is the largest independent flat rolled steel processor in the United States. Worthington's steel processing operations do not make steel, but rather they purchase it from steel producers and then process it to exact specifications for approximately 1,700 industrial customers primarily in the automotive, automotive supply, appliance, electrical, communication, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Worthington believes it offers the widest array of steel processing services in the industry, which include slitting, roller leveling, cold reduction, edge rolling, blanking, coating, annealing, pickling and other services. Worthington currently operates eleven steel processing facilities and is a partner in four steel processing joint ventures, with a concentration in the largest steel consuming region of the United States.

     For the fiscal year ended May 31, 1997, net sales of Worthington's processed steel products segment were $1.4 billion, representing approximately 74% of Worthington's total fiscal year 1997 sales. This segment also includes
(i) Worthington's pressure cylinder business, which management believes to be the largest producer of portable low pressure liquid propane gas cylinders and refrigerant gas cylinders in North America; (ii) Worthington's metal framing products business, Dietrich Industries, which is the nation's largest producer and supplier of metal framing products for the commercial and residential markets; and (iii) Worthington's automotive body and panel business, The Gerstenslager Company, a major independent producer of automotive body panels, primarily for the aftermarket.

     Worthington's other operations comprise the custom products and cast product segments. Custom products includes (i) Worthington Custom Plastics, Inc., which management believes to be one of the ten largest plastic injection molding companies in the United States and which sells primarily to the automotive, lawn and garden, appliance, furniture, business equipment, audio equipment, airline and medical industries, and (ii) Worthington Precision Metals, Inc., which supplies components primarily for automotive transmission, power steering and brake applications. Worthington's cast products business designs and produces railcar castings and undercarriages for mass transit cars.

STRATEGY

     Worthington considers its operating philosophy and growth strategies to be key elements of its success. Worthington's operating philosophy emphasizes decentralized decision making, strong customer and supplier relationships, a focus on quality and customer service and a significant employee cash profit sharing plan. Under Worthington's profit sharing program, a fixed percentage of each location's earnings is shared every fiscal quarter by virtually all regular, full-time, non-union employees of Worthington regardless of position.

     Worthington's growth strategy focuses on increasing market share, developing new products, services and niche markets, and expanding geographically, both domestically and internationally. Worthington has pursued these goals by selectively investing in new and existing facilities and equipment, joint ventures and acquisitions, while maintaining a high degree of financial flexibility. The Company frequently evaluates strategic opportunities and may, from time to time, pursue additional acquisitions and decide to dispose of certain businesses. Worthington is a partner in seven joint ventures, which have enabled it to develop new products, markets and technological capabilities and to expand its international presence, while mitigating the risks and costs associated with such activities.

BUSINESSES

     Worthington was founded by John H. McConnell in 1955 as an Ohio corporation, and was reincorporated in Delaware in 1986. Worthington conducts its business through three segments: processed steel products, custom products and cast products.

Processed Steel Products

     Worthington's processed steel products segment includes its steel processing businesses, its pressure cylinder business, its metal framing products business, and its automotive body panel business. For the fiscal year ended May 31, 1997, sales of the processed steel products segment were $1.4 billion, representing approximately 74% of Worthington's total sales.

     Worthington's steel processing operations are conducted through its Worthington Steel Company operations ("Worthington Steel"). Worthington Steel occupies a niche in the steel industry by focusing on more specialized products requiring more exact specifications, which typically cannot be supplied as efficiently by steel mills, metal service centers or steel end users. Worthington Steel is the largest independent flat rolled steel processor in the United States and operates eleven processing facilities, with a concentration in the Michigan, Ohio and Indiana markets, the largest flat rolled steel consuming region in the United States. Worthington opened its eleventh steel processing facility in Delta, Ohio in the second half of fiscal 1997. This facility includes pickling and slitting capabilities and a hot dipped galvanizing operation, a new product for Worthington. A portion of this facility's steel requirements will be supplied pursuant to a long term supply contract with the North Star/BHP mini-mill which is located adjacent to Worthington's Delta facility. Worthington is constructing its twelfth and largest steel processing facility adjacent to the Trico Steel mini-mill in Decatur, Alabama. Pickling and slitting are scheduled for start-up in mid-calendar 1998 with cold rolling to begin later.

     Worthington Steel buys coils of wide, open tolerance steel from major integrated steel mills and mini-mills and processes such steel to the precise type, thickness, length, width, shape, temper and surface quality specified by approximately 1,700 industrial customers principally in the automotive, automotive supply, appliance, electrical, communications, construction, office furniture, office equipment, agricultural, machinery and leisure time industries. Worthington purchases and supplies steel based on the specific orders of customers and does not process steel for inventory, which reduces its exposure to steel price movements. Worthington Steel's computer-aided processing capabilities include among others: pickling, a chemical process using an acidic solution to remove surface oxide which develops on hot rolled steel; slitting, which cuts steel to specific widths; roller leveling, a method of applying pressure to achieve precise flatness tolerances for steel which is cut into exact lengths; cold reduction, which achieves close tolerances of thickness and temper by rolling; edge rolling, which conditions the edges of the steel by imparting round, smooth or knurled edges; blanking, through which steel is cut into specific shapes; coating which includes producing painted, galvanized or nickel plated steel; and annealing, a thermal process that changes the hardness and certain metallurgical characteristics of steel.

     Worthington Steel also "toll processes" steel for steel mills and large end users. Toll processing is similar to Worthington's normal steel processing, except the mill or end user retains the title to the steel and has the responsibility for selling the product. Toll processing enables Worthington to participate in the market for wide sheet steel and large standard orders, which is a market generally served by steel mills, rather than by intermediate steel processors.

     Worthington Cylinder Corporation ("Worthington Cylinders") is the nation's largest producer of portable low pressure liquid propane gas and refrigerant cylinders. Worthington Cylinders' primary products are steel cylinders with refrigerant gas capacities of 15 to 1,000 lbs. and steel and aluminum cylinders with liquid propane gas capacities of 4 1/4 to 420 lbs. Worthington's refrigerant cylinders are used primarily by major refrigerant gas producers to contain refrigerant gases for use in charging residential, commercial, automotive and other air conditioning and refrigeration systems. Reusable steel and aluminum liquid propane gas cylinders are sold to manufacturers of barbecue grills, propane and gas grill distributors, mass merchandisers, and manufacturers and users of material handling, heating, cooking and camping equipment. Worthington manufactures other low pressure cylinder products, including recapture and recycling tanks for refrigerant gases, helium tanks and cylinders to hold other gases. Worthington also produces high pressure acetylene, industrial, medical, halon and electronic gas cylinders. Worthington Cylinders has over 2,000 customers. It operates six manufacturing facilities located in Ohio, Oklahoma, Alabama and Ontario, and a joint venture near Sao Paolo, Brazil.

     The Company's metal framing business is carried on by Dietrich Industries ("Dietrich"), which was acquired on February 5, 1996. Dietrich is the largest supplier of metal framing products for the commercial and residential construction markets in the United States. The Company believes that Dietrich is the only national supplier of metal framing products and supplies approximately 35% of the metal framing products sold in the United States. Dietrich operates 18 facilities in 13 states.

     On February 21, 1997, the Company acquired The Gerstenslager Company ("Gerstenslager") in a pooling of interests transaction. Gerstenslager is a leading independent supplier of Class A exterior body panels to the North American automotive aftermarket and the original equipment market. Management believes Gerstenslager to be the largest independent supplier of exposed sheet metal products for the North American automotive aftermarket. Gerstenslager is unique in its ability to handle a large number of low volume parts, managing over 3,000 die sets for component parts on past and current automobile and truck production models.

Custom Products

     Worthington's custom products segment includes its custom plastics business and its precision metals business. Sales by the custom products segment totaled $380 million for the fiscal year ended May 31, 1997, representing approximately 20% of Worthington's net sales. Worthington's injection molded plastics business represents the major portion of these sales.

     Worthington's custom plastics business is conducted through Worthington Custom Plastics, Inc., which Worthington believes to be one of the ten largest producers of injection molded plastic products in the United States. Historically, sales to the automotive market have dominated the custom plastics business, although in recent years Worthington has increased sales to manufacturers of appliances, lawn and garden equipment, audio equipment, business equipment, furniture, recreational products, and other items. Worthington believes it is now one of the two largest suppliers of injection molded plastic parts for non-automotive uses. Worthington Custom Plastics operates nine plants located in Ohio, North Carolina, Kentucky and South Carolina.

     Worthington's precision metals business is conducted through Worthington Precision Metals, Inc. which supplies metal components requiring extremely precise tolerances for use primarily in the automotive industry for transmission, power steering and brake applications. This business operates two facilities located in Ohio and Tennessee.

Cast Products

     Worthington's cast products segment is operated through Buckeye Steel Castings Company ("Buckeye Steel"). Buckeye Steel manufactures and designs cast steel products ranging in size from 100 lbs. to 30 tons. These products are offered to the railroad, mass transit, construction and off-highway equipment markets. The cast products segment had sales of $114 million for the fiscal year ended May 31, 1997, representing approximately 6% of total Company sales.

Joint Ventures and Investments

     As part of its strategy to selectively develop new products, markets and technological capabilities and to expand its international presence while mitigating the risks and costs associated with such activities, Worthington is a partner in one consolidated and six unconsolidated joint ventures.

          Spartan Steel Coating, L.L.C. ("Spartan Steel"), a 52% owned consolidated joint venture with Rouge Steel, is constructing a cold rolled hot dipped galvanizing facility near Monroe, Michigan. This 450,000 ton capacity facility is expected to begin operations in mid-1998.

          Worthington/Armstrong Venture ("WAVE"), a 50% owned joint venture with Armstrong World Industries, is one of the three leading United States manufacturers of suspended ceiling systems for concealed and lay-in panel ceilings. WAVE operates facilities in Pennsylvania, Maryland, Nevada, England, France, Spain and China and is building a facility in Michigan.

          Worthington Specialty Processing, a 50% owned joint venture with USX Corporation, operates primarily as a toll processor for USX Corporation.

          Acerex S.A. de C.V., a 50% owned joint venture with Hylsa S.A. de C.V., is a steel processing company located in Monterrey, Mexico.

          TWB Company, a 33.3% owned joint venture with Thyssen Steel, Rouge Steel, LTV Steel and Bethlehem Steel, produces laser welded blanks for use in the auto industry for products such as inner door frames.

          Worthington S.A., a 52% owned joint venture with three Brazilian propane producers, operates a cylinder manufacturing facility near Sao Paolo, Brazil.

          London Industries, Inc., a 60% owned joint venture with Sumitomo and Nissen Chemitech of Japan, produces injection molded plastics parts, concentrating on sales to foreign transplant automakers.

     The Company also owns a minority interest in Rouge Steel Company ("Rouge Steel"), an integrated steel mill located in Dearborn, Michigan. Since Worthington acquired its equity position in 1990, Rouge Steel has been Worthington's largest steel supplier pursuant to a long term steel supply agreement which has assured Worthington a steady supply of high quality steel at competitive prices regardless of market conditions.

     In March 1997, the Company issued 5,999,600 DECS(SM) (Debt Exchangeable for Common Stock(SM)). In connection with the DECS, the Company issued $93 million principal amount of 7 1/4% exchangeable notes due March 1, 2000. At maturity of the notes, the principal amount of each DECS will be mandatorily exchanged by Worthington into shares of Class A common stock of Rouge Steel (or, at the Company's option, the cash equivalent for all or a part thereof) at a defined exchange rate. The Company's current Rouge Steel stockholdings are sufficient to settle the DECS liability.

                         SELECTED FINANCIAL INFORMATION

                             (DOLLARS IN MILLIONS)

    The selected financial information below should be read in conjunction with the consolidated financial statements and notes thereto included in Worthington's Annual Report on Form 10-K for the year ended May 31, 1997 and Quarterly Report on Form 10-Q for the three months ended August 31, 1997. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The selected financial information at the end of and for each of the years in the five year period ended May 31, 1997 is derived from the consolidated financial statements of Worthington which have been audited by Ernst & Young LLP, independent auditors. The selected financial information at August 31, 1997 and 1996 and for the three months ended August 31, 1997 and 1996 is derived from the unaudited consolidated financial statements of Worthington, which have been prepared on the same basis as Worthington's audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial position and results of operation for these periods. Operating results for the three months ended August 31, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending May 31, 1998. All financial data includes the results of Gerstenslager, which was acquired in February 1997 through a pooling of interests.

                                          THREE MONTHS
                                              ENDED
                                           AUGUST 31,                         YEAR ENDED MAY 31,
                                        -----------------     --------------------------------------------------
                                         1997       1996       1997       1996       1995       1994       1993
                                        ------     ------     ------     ------     ------     ------     ------
FOR THE PERIOD:
  Net sales:
    Processed steel products.........   $  384     $  325     $1,418     $1,113     $1,111     $  984     $  823
    Custom products..................       90         80        380        321        302        250        242
    Cast products....................       26         25        114        144        153        115        103
                                        ------     ------     ------     ------     ------     ------     ------
         Total net sales.............      500        430      1,912      1,578      1,566      1,349      1,168
  Operating income (1):
    Processed steel products.........       36         31        121        110        124        105         84
    Custom products..................        3          4         25         18         20         15         20
    Cast products....................       --          1          8         15         21          6          7
                                        ------     ------     ------     ------     ------     ------     ------
         Total operating income......       39         36        154        143        165        126        111
  Interest expense...................        7          4         18          9          7          3          4
  Equity in net income of
    unconsolidated
    affiliates -- joint ventures.....        4          3         14          7          6         --          2
  Equity in net income of
    unconsolidated
    affiliates -- Rouge (2)..........       --         --         --         22         32         19          3
  Net earnings.......................       23         22         93        101        123         89         71
AT END OF PERIOD:
  Total assets.......................    1,602      1,310      1,561      1,282        964        838        731
  Long-term debt excluding DECS......      363        311        362        316         69         60         64
  DECS...............................       86         --         88         --         --         --         --
                                        ------     ------     ------     ------     ------     ------     ------
  Total long-term debt...............      449        311        450        316         69         60         64
  Total debt (3).....................      503        325        506        318        109         73         67
  Shareholders' equity...............      730        678        716        667        608        525        456
RATIO OF EARNINGS TO FIXED
  CHARGES(4).........................      5.1x       7.2x       6.0x      11.0x      17.6x      25.6x      28.5x

---------------

(1) Corporate expenses are allocated on a consistent basis among industry segments.

(2) During the first quarter of its 1997 fiscal year, Worthington took steps relative to its investment in Rouge Steel which resulted in Worthington changing the accounting for the investment from the equity method to the cost method.

(3) Represents long-term debt (including current maturities) and notes payable.

(4) For the purpose of this ratio: (i) earnings consist of income from continuing operations before fixed charges (reduced by capitalized interest) and income taxes for Worthington and its majority-owned subsidiaries and its proportionate share of the income of unconsolidated affiliated companies, reduced by undistributed earnings of less than 50%-owned unconsolidated affiliated companies; and (ii) fixed charges consist of interest on all indebtedness (without reduction of interest capitalized) for Worthington and its majority-owned subsidiaries (consolidated and unconsolidated), and its proportionate share of the interest on indebtedness of 50%-owned unconsolidated affiliates.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be $148.2 million after deducting estimated expenses and underwriting discounts. The Company intends to apply the net proceeds from the sale of the Notes (a) to repay short-term debt incurred to fund capital expenditures, primarily for the Decatur, Alabama, and Spartan Steel projects, and working capital; (b) to repay debt outstanding under its Revolving Credit Agreement ("Revolver Debt") and (c) for general corporate purposes. Both the short-term debt and the Revolver Debt bear variable interest rates. Short-term debt is incurred under uncommitted lines of credit extended to the Company through various commercial banks. Maturities on these borrowings typically range from one to 30 days. At August 31, 1997, the average interest rate on the Company's short-term debt was 5.82%. The commitment for the Revolver Debt expires April 2001 and the average interest rate on the Revolver Debt outstanding at August 31, 1997 was 5.82%.

                                 CAPITALIZATION

     The following table sets forth the consolidated debt and shareholders' equity of the Company at August 31, 1997, and as adjusted to give effect to the issuance by the Company of the Notes offered hereby and the application of the net proceeds therefrom (after deducting underwriting discounts and estimated offering expenses), as described under "Use of Proceeds."

                                                                             AT AUGUST 31, 1997
                                                                          -------------------------
                                                                          HISTORICAL    AS ADJUSTED
                                                                          ----------    -----------
                                                                                (IN MILLIONS)
Notes payable..........................................................     $   51        $    --
Current maturities of long-term debt...................................          3              3
                                                                           -------          -----
     Total short-term debt.............................................         54              3
                                                                           -------          -----
Long-term debt, less current maturities:
  Conventional long-term debt:
     Notes.............................................................         --            150
     7 1/8% notes due 2006.............................................        200            200
     Revolver debt.....................................................        140             43
     Industrial development revenue bonds and other....................         23             23
                                                                           -------          -----
          Total conventional long-term debt, less current maturities...        363            416
                                                                           -------          -----
  DECS.................................................................         86             86
                                                                           -------          -----
          Total long-term debt, less current maturities................        449            502
                                                                           -------          -----
Total debt.............................................................        503            505
Total shareholders' equity.............................................        730            730
                                                                           -------          -----
Total capitalization...................................................     $1,233        $ 1,235
                                                                           =======          =====

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

     The Notes will be issued under the Indenture dated as of May 15, 1996 between the Company and the Trustee. The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and the terms of the Notes include those made part of the Indenture by reference to the TIA as an effect of the date of the Indenture. The following description and the description in the accompanying Prospectus do not purport to be complete and are subject to and qualified in their entirety by reference to the TIA and all the provisions of the Notes and the Indenture.

PRINCIPAL AMOUNT AND MATURITY

     The Notes will be limited to $150,000,000 aggregate principal amount and will mature on December 1, 2009.

INTEREST

     Except as otherwise provided in the Indenture, interest on the Notes as set forth on the cover page of this Prospectus Supplement will accrue from December 12, 1997 and is to be payable semi-annually on June 1 and December 1, commencing June 1, 1998, to those persons in whose names the Notes are registered at the close of business on the next preceding May 15 and November 15, as the case may be.

OPTIONAL REDEMPTION

     The Notes will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (a) 100% of the principal amount of such Notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus in either case accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (b) if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc Montgomery Securities, Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

RANKING

     The Notes will be senior unsecured obligations of the Company ranking pari passu with other senior indebtedness of the Company. In addition, the Company conducts many of its operations through subsidiaries, and the Notes will be structurally subordinated to all obligations of its subsidiaries. At August 31, 1997, after giving effect to the use of proceeds from this offering as described in "Use of Proceeds," the Company would have had $333 million of indebtedness for borrowed money ranking pari passu in right of payment with the Notes and subsidiaries of the Company would have had aggregate balance sheet liabilities of approximately $239 million excluding intercompany obligations.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

BOOK-ENTRY SYSTEM

     Except as described in the Prospectus under "Description of Debt
Securities -- Registered Global Securities," owners of beneficial interests in a Global Security will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form, and no Global Security will be exchangeable except for another Global Security of like denomination and terms to be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "Clearing agency" registered under the Securities Exchange Act of 1934, as amended. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Under-writers), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN COVENANTS

     Limitation on Liens. Except as provided below, the Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist any Lien on any Principal Property or any shares of stock of or any Indebtedness of any Restricted Subsidiary, whether owned on the date of issuance of the Notes or thereafter acquired, securing any obligation, unless the Company contemporaneously secures the Notes equally and ratably with (or prior to) such obligation. The Company is not required to secure the Notes if the Lien consists of the following: (i) a Permitted Lien; or (ii) Liens securing Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness (and the receipt and application of the proceeds thereof) or the securing of outstanding Indebtedness, the sum of (without duplication) (A) all Indebtedness of the Company and its Subsidiaries secured by Liens (other than Permitted Liens) and (B) all Attributable Indebtedness in respect of Sale/Leaseback Transactions with respect to any Principal Property, at the time of determination, does not exceed 10% of Consolidated Net Tangible Assets.

     Limitation on Sale/Leaseback Transactions. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with respect to any Principal Property, unless (i) the Company or such Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the Notes pursuant to the covenant described in "Limitation on Liens" above or (ii) the Company, within six months from the effective date of such Sale/Leaseback Transaction, applies to the voluntary defeasance or retirement (excluding retirements of Notes and other Indebtedness ranking pari passu with the Notes as a result of conversions, pursuant to mandatory sinking funds or mandatory prepayment provisions or by payment at maturity) of Notes or other Indebtedness ranking pari passu with the Notes an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction.

     Limitation on Indebtedness of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to issue, assume or guarantee any Indebtedness for borrowed money other than (1) Indebtedness secured by a Lien which such Restricted Subsidiary is permitted to create or assume pursuant to the provisions of the Indenture, without securing the Notes, (2) Indebtedness to the Company or another Restricted Subsidiary, (3) Indebtedness of any corporation that exists at the time such corporation becomes a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such corporation becoming a Restricted Subsidiary, (4) Indebtedness of a corporation that exists at the time such corporation is merged with or into or consolidated with a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of a corporation to a Restricted Subsidiary, provided that, such Indebtedness is not incurred in anticipation of such merger, consolidation or sale, lease or other disposition,
(5) Indebtedness incurred in connection with any industrial development bond financing, (6) Indebtedness incurred by such Restricted

Subsidiary in the ordinary course of the business of such Restricted Subsidiary and which matures not more than, and is not renewable or extendable at the option of the obligor to a date more than, twelve months after the date such Indebtedness is incurred, and (7) Indebtedness incurred by any Restricted Subsidiary to extend, renew or replace, in whole or in part, any Indebtedness referred to in the foregoing clauses (3) or (4) or Indebtedness of any Restricted Subsidiary existing at the date of the Indenture, provided that, the principal amount of Indebtedness so incurred shall not exceed the principal amount of Indebtedness outstanding at the time of such extension, renewal or replacement. The Company may permit one or more Restricted Subsidiaries to issue, assume or guarantee any Indebtedness for borrowed money which is not secured by a lien upon any Principal Property or shares of capital stock or Indebtedness of any Restricted Subsidiary, provided that, the aggregate amount of all such Indebtedness permitted by this paragraph (together with all liens created, assumed or incurred (as measured by all Indebtedness secured by all such liens then outstanding or to be so created or assumed) and all Sale/Leaseback Transactions entered into (as measured by the value of all such Transactions then outstanding or to be so entered into)) at any time outstanding shall not exceed 10% of Consolidated Net Tangible Assets.

     Limitation on Issuance of Preferred Stock by Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any preferred or preference stock (except to the Company or any wholly owned Restricted Subsidiary) or permit any Person other than the Company or any wholly owned Restricted Subsidiary to hold any such preferred or preference stock.

     Certain Definitions. The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Notes are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture. Capitalized terms used herein but not defined have the meanings assigned thereto in the Indenture.

     "Attributable Indebtedness" with respect to a Sale/Leaseback Transaction means, as of the time of determination, (i) if the obligation with respect to such Sale/Leaseback Transaction is a Capitalized Lease Obligation, the amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (ii) if the obligation with respect to such Sale/Leaseback Transaction is not a Capitalized Lease Obligation, the total Net Amount of Rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the Notes compounded semi-annually.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Commodity Price Protection Agreement" means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

     "Consolidated Net Tangible Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its Subsidiaries for the total assets (less accumulated depletion, depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (i) the aggregate amount of liabilities of the Company and its Subsidiaries that may properly be classified as current liabilities (including taxes accrued as estimated); (ii) current Indebtedness and current maturities of long-term Indebtedness; (iii) minority interests in the Company's Subsidiaries held by Persons other than the Company or a wholly-owned Subsidiary of the Company; and (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

     "Currency Exchange Protection Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

     "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Notes.

     "GAAP" means generally accepted accounting principles in the United States as in effect as of the date on which the Notes are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP consistently applied.

     "Government Contract Lien" means any Lien required by any contract, statute, regulation or order in order to permit the Company or any of its Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either or to secure partial, progress, advance or other payments by the Company or any of its Subsidiaries to the United States or any State thereof or any department agency or instrumentality of either pursuant to the provisions of any contract, statute, regulation or order.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or other similar agreement.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication); (i) the principal in respect of indebtedness of such Person for borrowed money; (ii) the principal in respect of obligations of such Person evidenced by bonds, Notes, notes or other similar instruments; (iii) all Capitalized Lease Obligations of such Person; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables); (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iv) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed not later than the third business day following receipt by such Person of a demand for reimbursement following payment of the letter of credit; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, or with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, obligations in respect of Hedging Obligations except those secured by Permitted Liens. For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Protection Agreement" means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Amount of Rent" as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', producers' and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings; (d) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment permits, servitudes and other similar matters or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; (e) Liens existing on or provided for under the terms of agreements existing on the date the Notes are issued (including, without limitation, under the Company's credit agreement as defined in the Indenture);
(f) Liens on property at the time the Company or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into the Company; provided, however, that any such Lien may not extend to any other property owned by the Company or any of its Subsidiaries; (g) Liens securing a Hedging Obligation so long as such Hedging Obligation is of the type customarily entered into in connection with, and is entered into for the purpose of, limiting risk;
(h) Purchase Money Liens; (i) Liens securing only Indebtedness of a wholly-owned Subsidiary of the Company to the Company or one or more wholly-owned Subsidiaries of the Company; (j) Liens on any property to secure Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Indebtedness issued or Guaranteed by the United States, any state or any department, agency or instrumentality thereof; (k) Government Contract Liens; (l) Liens securing Indebtedness of joint ventures in which the Company or a Subsidiary has an interest to the extent such Liens are on property or assets of such joint ventures; (m) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries; (n) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment lien or attachment lien in and of execution on a judgment); (o) any attachment Lien being contested in good faith and by proceedings promptly initiated and diligently conducted, unless the attachment giving rise thereto will not, within sixty days after the entry thereof, have been discharged or fully bonded or will not have been discharged within sixty days after the termination of any such bond; (p) any judgment Lien, unless the judgment it secures will not, within sixty days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or will not have been discharged within sixty days after the expiration of any such stay; (q) Liens to banks arising from the issuance of letters of credit issued by such banks ("issuing banks") on the following: (i) any and all shipping documents, warehouse receipts, policies or certificates of insurance and other document accompanying or relative to drafts drawn under any credit, and any draft drawn thereunder (whether or not such documents, goods or other property be released to or upon the order of the Company or any Subsidiary under a security agreement or trustor bailee receipt of otherwise), and the proceeds of each and all of the foregoing; (ii) the balance of every deposit account, now or at the time hereafter existing, of the Company or any Subsidiary with the issuing banks, and any other claims of the Company or any Subsidiary against the issuing banks; and all property claims and demands and all rights and interests therein of the Company or any Subsidiary and all evidences thereof and all proceeds thereof which have been or at any time will be delivered to or otherwise come into the issuing bank's possession, custody or control, or into the possession, custody or control of any bailee for the issuing bank or of any of its agents or correspondents for the account of the issuing bank, for any purpose, whether or not the express purpose of being used by the issuing bank as collateral security or for the safekeeping or for any other or different purpose, the issuing bank being deemed to have possession or control of all of such property actually in transit to or from or set apart for the issuing bank, any bailee for the issuing bank or any of its correspondents for other acting in its behalf, it being understood that the receipt at any time by the issuing bank, or any of its bailees, agents or correspondents, or other security, of whatever nature, including cash, will not be deemed a waiver of any of the issuing bank's rights or power hereunder; (iii) all property shipped under or pursuant to or in connection with any credit or drafts drawn thereunder or in any way related thereto, and all proceeds thereof; (iv) all additions to and substitutions for any of the property enumerated above in this subsection; (r) rights of a common owner of any interest in property held by such Person; (s) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into the ordinary course of business; (t) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties that do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; and (u) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (l); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien, plus improvements on such property and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of
(A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, relating to such refinancing, refunding, extension, renewal or replacement.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Principal Property" means any manufacturing plant or other similar facility (including production machinery and equipment located thereon) or warehouse, owned or leased by the Company or any Subsidiary, which is located within the United States other than (a) any such plant or facility which the Board of Directors determines in good faith by board resolution is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof. "Production machinery and equipment" means production machinery and equipment in such manufacturing plants used directly in the production of the Company's or any Subsidiary's products.

     "Purchase Money Lien" means a Lien on property securing Indebtedness Incurred by the Company or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

     "Redeemable Stocks" means, with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

     "Restricted Subsidiary" means any Subsidiary of the Company, which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or the Company, own or lease a Principal Property.

     "Sale/Leaseback Transaction" means an arrangement relating to property owned on the date of issuance of the Notes or thereafter acquired whereby the Company or any of its Subsidiaries transfers such property to a Person and the Company or any of its Subsidiaries leases it from such Person.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regarding to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement, dated December 9, 1997, between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth opposite its name below.

                                                                             PRINCIPAL
                                 UNDERWRITER                                   AMOUNT
    ---------------------------------------------------------------------   ------------
    Salomon Brothers Inc.................................................   $ 50,000,000
    Merrill Lynch, Pierce, Fenner & Smith
                Incorporated.............................................     50,000,000
    NationsBanc Montgomery Securities, Inc. .............................     50,000,000
                                                                            ------------
         Total...........................................................   $150,000,000
                                                                            =============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth herein, to purchase all the Notes offered hereby if any of the Notes are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes will not have an established trading market when issued. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue making a market in the Notes at any time without notice. The Company currently has no intention to list the Notes on any securities exchange, and there can be no assurance given as to the development or liquidity of a trading market for the Notes.

     In the ordinary course of their respective businesses, certain of the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking activities with the Company and its affiliates.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes are being passed upon for the Company by Dale T. Brinkman, General Counsel of the Company, and Vorys, Sater, Seymour and Pease, Columbus, Ohio, and for the Underwriters by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Mr. Brinkman beneficially owns 18,002 shares of Worthington Common Stock and also has exercisable options to purchase an additional 18,750 shares of Worthington Common Stock. Pursuant to its By-laws, the Company is required to indemnify Mr. Brinkman to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. Attorneys employed by Vorys, Sater, Seymour and Pease, including Charles D. Minor, of counsel, a director of the Company, together with members of their immediate families, beneficially own an aggregate of 351,248 shares of the Company's Common Stock.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS                                               [WORTHINGTON IND. LOGO]

                          WORTHINGTON INDUSTRIES, INC.

                                DEBT SECURITIES

Worthington Industries, Inc. ("Worthington") may offer and sell from time to time unsecured debentures, notes or other evidences of indebtedness ("Debt Securities"), with an initial offering price not to exceed $450,000,000 in the aggregate (or the equivalent in foreign denominated currency or units based on or related to currencies, including European Currency Units). All specific terms of the offering and sale of the Debt Securities, including the specific designation, rights and restrictions and whether the Debt Securities are senior or subordinated, the currencies or composite currencies in which the Debt Securities are denominated, the aggregate principal amount, the maturity, rate and time of payment of interest, and any conversion, exchange, redemption or sinking fund provisions, and initial public offering price, listing on any securities exchange, and the agents, dealers or underwriters, if any, to be utilized in connection with the sale of the Debt Securities, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"). The Debt Securities may be sold for U. S. Dollars or foreign denominated currency or currency units; principal of and any interest may likewise be payable in U.S. Dollars, foreign denominated currency or currency units -- in each case, as Worthington specifically designates. The managing underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement.

The Debt Securities may be offered through dealers, through underwriters or through agents designated from time to time as set forth in the Prospectus Supplement. Net proceeds to Worthington will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent -- in each case, less other expenses attributable to issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE DEBT SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

The date of this Prospectus is May 14, 1996

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WORTHINGTON OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORTHINGTON SINCE THE DATE OF THIS PROSPECTUS. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE DEBT SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     Worthington is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") all of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549.

     Worthington has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission: (i) Worthington's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 filed pursuant to the 1934 Act; (ii) Worthington's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1995, November 30, 1995 and February 29, 1996 filed pursuant to the 1934 Act; and (iii) Worthington's Current Report on Form 8-K dated February 20, 1996 together with the Form 8-K/A dated April 19, 1996.

     All documents filed by Worthington pursuant to Section 13, 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Worthington will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such documents are specifically incorporated by reference into such documents) of any or all of the documents that have been incorporated by reference in this Prospectus. Such requests should be made to Shareholder Relations, Worthington Industries, Inc., 1205 Dearborn Drive, Columbus, Ohio 43085 (telephone 614/438-3210).

                                  THE COMPANY

     Worthington, together with its subsidiaries (collectively, the "Company"), is a leading manufacturer of metal and plastic products. The Company processes flat rolled steel to close tolerances for sale to industrial customers who require steel of precise specifications for their own product fabrications. The Company also manufactures metal pressure cylinders, metal framing products for use in construction, injection molded plastic parts, precision metal parts and cast steel products.

     Worthington is incorporated under the laws of the State of Delaware. Its principal executive offices are located at 1205 Dearborn Drive, Columbus, Ohio 43085; and its telephone number is (614) 438-3210.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include funding of Worthington's capital expenditures, repayment of indebtedness, additions to working capital and acquisitions. Worthington anticipates that it will raise additional funds from time to time through debt financings, including borrowings under its revolving credit facilities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents Worthington's consolidated ratio of earnings to fixed charges for the periods shown.

                                         NINE MONTHS ENDED
                                       ---------------------                YEAR ENDED MAY 31,
                                       FEB. 29,     FEB. 28,     ----------------------------------------
                                         1996         1995       1995     1994     1993     1992     1991
                                       --------     --------     ----     ----     ----     ----     ----
Actual.............................      12.3         16.3       16.5     24.4     27.3     19.2     9.6
Supplemental(1)....................       6.8                     8.8

---------------

(1) To give effect to the purchase by Worthington of the stock of Dietrich Industries, Inc. as reflected in the pro forma condensed consolidated statements of income included in Worthington's Form 8-K/A filed on April 19, 1996.

     For the purpose of this ratio: (i) earnings consist of income from continuing operations before fixed charges (reduced by capitalized interest) and income taxes for Worthington and its majority-owned subsidiaries and its proportionate share of the income of unconsolidated affiliated companies, reduced by undistributed earnings of less than 50%-owned unconsolidated affiliated companies; and (ii) fixed charges consist of interest on all indebtedness (without reduction of interest capitalized) for Worthington and its majority-owned subsidiaries (consolidated and unconsolidated), and its proportionate share of the interest on indebtedness of 50%-owned unconsolidated affiliates.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be general obligations of Worthington and may be either senior debt or subordinated debt of Worthington to the extent set forth in the Prospectus Supplement relating thereto. See "Description of Debt Securities -- Subordination" below. Debt Securities that will be senior debt will be issued under an indenture (the "Indenture") between Worthington and PNC Bank, Ohio, National Association (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement filed with the Commission. Debt Securities that will be subordinated debt will be issued under an indenture that will be entered into by Worthington and one or more commercial banks to be selected as trustees prior to the issuance of such subordinated debt. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition therein of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by Worthington. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered:

          (a) The title of the Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable (in the case of Registered Securities), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The place or places, if any, in addition to or instead of the corporate trust office of the Trustee where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of Worthington or otherwise;

          (g) The obligation, if any, of Worthington to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

          (h) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (i) If the amount of principal, premium, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

          (j) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

          (k) The coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (l) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form and the Depositary for such Global Security;

          (m) The classification of such Debt Securities as senior debt or subordinated debt; and

          (n) Any other specific terms of the Debt Securities including any additional events of default or covenants provided for with respect to such Debt Securities, and any term which may be required by or advisable under U.S. Courts and regulations.

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities), (b) Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency, (c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"), and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Debt Securities may be made at the option of Worthington by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by such holder.

     Unless otherwise provided in the applicable Prospectus Supplement, Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith.

REGISTERED GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Global Security") that will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. Worthington anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the applicable indenture.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of Worthington, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Worthington expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Worthington also expects that payments by participants to owners of beneficial interest in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by Worthington within ninety (90) days, Worthington will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, Worthington may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

SUBORDINATION

     Debt Securities may be subordinated ("Subordinated Debt Securities") to senior debt to the extent set forth in the Prospectus Supplement and indenture relating thereto. Worthington currently conducts substantially all its operations through Subsidiaries and the holders of Debt Securities (whether or not Subordinated Debt Securities) will be structurally subordinated to the creditors of Worthington's Subsidiaries.

     Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the indenture and the Prospectus Supplement relating to such Subordinated Debt Securities, to the prior payment of all Indebtedness of Worthington that is designated as "Senior Indebtedness" (as defined in the indenture relating to such Subordinated Debt Securities) with respect to such Subordinated Debt Securities. By reason of such subordination, in the event of insolvency, creditors of Worthington who are holders of Senior Indebtedness, as well as certain general creditors of Worthington, may recover more, ratably, than the holders of the Subordinated Debt Securities.

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

          (a) Default in the payment of any installment of interest on any Debt Securities of that series as and when the same shall become due and payable and continuance of such default for a period of 30 days;

          (b) Default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise;

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

          (d) Failure on the part of Worthington to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

          (e) Failure on the part of Worthington duly to observe or perform any other of the covenants or agreements on the part of Worthington in the Debt Securities of that series, in any resolution of the Board of Directors of Worthington authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) Indebtedness of Worthington or any Subsidiary of Worthington is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or the United States dollar equivalent thereof at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (g) Worthington or any of its Restricted Subsidiaries shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition, (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for Worthington or any such Restricted Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding,
     (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability or fail generally to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency;

          (h) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to Worthington or any of its Restricted Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for Worthington or any such Restricted Subsidiary or for a substantial part of any of their property (except any decree or order appointing such official of any Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary or Subsidiaries of Worthington or to Worthington), or (3) the winding-up or liquidation of Worthington or any such Restricted Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary or Subsidiaries of Worthington or to Worthington), and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

          (i) Any judgment or decree for the payment of money in excess of $20 million or the United States dollar equivalent thereof at the time is entered against Worthington or any Subsidiary of Worthington by a court of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (1) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (2) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged or waived or the execution thereof stayed and, in either case, such default continues for 10 days after the date on which written notice specifying such failure and requiring Worthington to remedy the same shall have been given to Worthington by the Trustee or to Worthington and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding; and

          (j) Any other Event of Default provided with respect to Debt Securities of that series.

     An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default described in clause (a), (b), (c), (d), (e), (f),
(i), or (j) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all the Debt Securities of such series due and payable immediately. If an Event of Default described in clause (g) or (h) above occurs, unless the principal and interest with respect to all the Debt Securities of the series shall have become due and payable, the principal of (or, if any series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all

Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against Worthington or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of Worthington or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium, and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No holder of any Debt Security of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

     Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, or interest with respect to such Debt Securities or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and Worthington, the Trustee, and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities.

MODIFICATION OF THE INDENTURE

     Worthington and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued under the Indenture for one or more of the following purposes:

          (a) To evidence the succession of another person to Worthington pursuant to the provisions of the Indenture relating to consolidations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of Worthington in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon Worthington by the Indenture, to add to the covenants of Worthington such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of Worthington shall consider to be for the protection of the holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions, or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition, or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

          (c) To cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

          (e) To add or change any of the provisions of the Indenture to change or eliminate any restrictions on the payment or principal or premium with respect to Debt Securities so long as any such action does not adversely affect the interests of the holders of Debt Securities in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) To add guarantees with respect to the Debt Securities or to secure the Debt Securities;

          (h) To make any change that does not adversely affect the rights of any holder;

          (i) To add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision or (2) become effective only when there is no such Debt Security outstanding;

          (j) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

          (k) To establish the form or terms of Debt Securities of any series, as described under "Description of Debt Securities -- General" above.

     With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, Worthington and the Trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities of such series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security, (c) reduce the principal of or extend the stated maturity of any Debt Security,

(d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) release any security that may have been granted with respect to the Debt Securities, or (g) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     Worthington may not consolidate with or merge with or into any person, or convey, transfer, or lease all or substantially all of its assets, unless the following conditions have been satisfied:

          (a) Either (1) Worthington shall be the continuing person in the case of a merger or (2) the resulting, surviving, or transferee person, if other than Worthington (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of Worthington under the Debt Securities and the Indenture;

          (b) Immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any subsidiary of Worthington as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing; and

          (c) Worthington shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) Worthington has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions) or (b) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and Worthington shall have deposited with the Trustee as trust funds the entire amount in the currency in which the Debt Securities are denominated sufficient to pay at maturity or upon redemption all such Debt Securities (and if, in either case, Worthington shall also pay or cause to be paid all other sums payable under the Indenture by Worthington).

     In addition, Worthington shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If Worthington exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If Worthington exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

     Worthington may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) Worthington irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to such Debt Securities to maturity or redemption, as the case may be, (b) Worthington delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be, (c) 123 days pass after the deposit is made and during the 123-day period no default described in clause
(g) or (h) under "Description of Debt Securities -- Events of Default and Remedies" above with respect to Worthington occurs that is continuing at the end of such period, (d) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (e) the deposit does not constitute a default under any other agreement binding on Worthington, (f) Worthington delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) Worthington shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and (h) Worthington delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, and interest with respect to the Debt Securities of the defeased series.

THE TRUSTEE

     Worthington may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business and the Trustee may own Debt Securities.

                              PLAN OF DISTRIBUTION

     Worthington may sell the Debt Securities in the following ways: (i) through agents; (ii) through underwriters; (iii) through dealers; and (iv) directly to purchasers.

     Offers to purchase the Debt Securities may be solicited by agents designated by Worthington from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Worthington to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If any underwriters are utilized in the sale, Worthington will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales to the public of the Debt Securities in respect of which this Prospectus is delivered.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Worthington will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Agents, dealers and underwriters may be entitled under agreements entered into with Worthington to indemnification by Worthington against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Worthington in the ordinary course of business.

     If so indicated in the Prospectus Supplement, Worthington will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase the Debt Securities from Worthington at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                          VALIDITY OF DEBT SECURITIES

     The validity of the Debt Securities will be passed upon for Worthington by Dale T. Brinkman, General Counsel of Worthington. Mr. Brinkman beneficially owns 10,702 shares of Worthington's Common Stock and also has exercisable options to purchase an additional 24,250 shares of Worthington's Common Stock. Pursuant to its By-laws, Worthington is required to indemnify Mr. Brinkman to the fullest extent permitted by Delaware law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of Worthington.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Worthington (Worthington Industries, Inc. and Subsidiaries) at May 31, 1995 and 1994, and for each of the three years in the period ended May 31, 1995, incorporated by reference or, in the case of the financial statement schedule, included in Worthington Industries, Inc.'s Annual Report on Form 10-K for the year ended May 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference or, in the case of their report on the financial statement schedule, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Dietrich Industries, Inc. and subsidiaries incorporated in this Prospectus by reference from Worthington Industries, Inc.'s Amendment No. 1 to Current Report on Form 8-K/A dated April 19, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WORTHINGTON OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WORTHINGTON SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

            ------------------

            TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Selected Financial Information........   S-7
Use of Proceeds.......................   S-8
Capitalization........................   S-8
Description of Notes..................   S-9
Underwriting..........................  S-17
Legal Matters.........................  S-17

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     4
Plan of Distribution..................    12
Validity of Debt Securities...........    13
Experts...............................    13

======================================================

======================================================

                                  $150,000,000

                                  WORTHINGTON
                                INDUSTRIES, INC.

                              6.70% NOTES DUE 2009

                            [WORTHINGTON IND. LOGO]
                                  ------------

                             PROSPECTUS SUPPLEMENT
                                DECEMBER 9, 1997

                             (INCLUDING PROSPECTUS
                              DATED MAY 14, 1996)

                                  ------------
                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                             NATIONSBANC MONTGOMERY

======================================================